Exhibit 99.1

RISE Education Announces First Quarter 2021 Unaudited Financial Results

BEIJING, May 20, 2021 – RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU), a leading junior English Language Training (“ELT”) provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

Impact from COVID-19

The outbreak of COVID-19 had a significant and material adverse impact on the Company’s operations through the full year of 2020. In accordance with government initiatives to contain the epidemic, RISE’s self-owned learning centers were temporarily closed for a majority of the time during the period starting January 19, 2020 until September 2020. With the easing of containment measures placed to keep the epidemic under control, almost all the Company’s learning centers resumed normal operation in the fourth quarter of 2020. However, the resurgence of COVID-19 in certain cities in January 2021 resulted in another round of closure of our learning centers in Beijing and Shijiazhuang. As the resurgence of COVID-19 has been largely contained, our learning centers in Shijiazhuang have resumed offline operations, while most of our learning centers in Beijing remain closed due to recently introduced regulatory restrictions. The Company’s proactive measures stabilized its business by controlling costs and adjusted capital expenditure and liquidity capabilities to preserve cash. At the same time, the Company continued to upgrade and transform Rise+, a proprietary online learning management system, into a nationwide open and interactive technology platform for learning, teaching and training. The implementation of the Online-Merge-Offline (“OMO”) strategy has been proven to be highly effective to not only help the Company navigate through the tough market environment in the midst of the epidemic, but also support the Company to drive long-term sustainable growth through the flexibility of its operations. Although there was sporadic resurgence of COVID-19 in certain parts of the country in the first quarter of 2021, the Company was able to respond quickly and leveraged its mature OMO model to stabilize the business in the affected areas. While the overall impact of COVID-19 is subsiding, the Company is well positioned to mitigate risks and manage operational flexibility by leveraging its recent experience.

First Quarter of 2021 Financial and Operational Summary

•	Total revenues were RMB261.5 million (US$39.9 million) in the first quarter of 2021, compared with RMB109.0 million in the first quarter of 2020.

•	Net loss attributable to RISE was RMB24.6 million (US$3.9 million) in the first quarter of 2021, compared with net loss of RMB103.8 million in the first quarter of 2020.

•	Non-GAAP net loss attributable to RISE[1] was RMB19.9 million (US$3.0 million) in the first quarter of 2021.

•	Adjusted EBITDA[2] loss was RMB5.1 million (US$0.8 million) in the first quarter of 2021, compared with adjusted EBITDA loss of RMB108.0 million in the first quarter of 2020.

•	Students in class[3] for Rise regular courses (including Rise Start and Rise On programs) were 46,441 as of March 31, 2021, a decrease of 6,144 from 52,585 as of March 31, 2020.

•

New students enrolled[4] for Rise regular courses in the first quarter of 2021 were 5,846, compared with 1,507 for the first quarter of 2020. New students enrolled for other Rise courses (including Rise Up, Can-Talk, other Rise online courses, STEAM, courses provided by The Edge learning centers and light courses) were 44,262 in the first quarter of 2021, compared with 32,551 for the first quarter of 2020.

•	The total number of the Company’s learning centers as of March 31, 2021 was 525, consisting of 95 self-owned (including two operated by The Edge) and 430 franchised learning centers.

[1]

Non-GAAP cost of revenues exclude relevant SBC expenses and amortization of certain intangible assets, including teaching course license, acquired as part of the junior ELT business by the Company from certain third-party in 2013 (the “2013 acquisition”) from cost of revenues. Each of non-GAAP operating expenses, non-GAAP selling and marketing expenses or non-GAAP general and administrative expenses exclude relevant share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. Non-GAAP operating loss and Non-GAAP net loss attributable to RISE adds back share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. For details on the calculation of each of these and the reconciliation of each to the most directly comparable GAAP financial measure, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

[2]	Adjusted EBITDA excludes share-based compensation expenses from EBITDA.
[3]	Students in class refers to the students who were taking our ongoing courses as of a given date.
[4]	New students enrolled refers to the newly acquired students who enrolled in our courses during a given period of time.

	Three Months Ended March 31,
(in thousands RMB, except for percentage and per ADS data)	2020	2021	Pct. Change
Revenues	108,989	261,541	140.0%
Operating loss	(131,397)	(34,786)	N/A
Non-GAAP operating loss	(127,050)	(30,042)	N/A
Net loss attributable to RISE	(103,837)	(24,608)	N/A
Non-GAAP net loss attributable to RISE	(99,490)	(19,864)	N/A
Net loss per ADS attributable to RISE – basic	(1.84)	(0.44)	N/A
Net loss per ADS attributable to RISE – diluted	(1.84)	(0.44)	N/A
Non-GAAP net loss per ADS attributable to RISE – basic	(1.76)	(0.35)	N/A
Non-GAAP net loss per ADS attributable to RISE – diluted	(1.76)	(0.35)	N/A
Adjusted EBITDA	(108,006)	(5,105)	N/A

Ms. Lihong Wang, Chairwoman and Chief Executive Officer of RISE, commented, “We started 2021 off on a positive note with the business recovering strongly compared with the prior year. Total revenue more than doubled year-over-year and we generated positive operational cash flow in the first quarter. Although there was resurgence of COVID-19 in certain areas of northern China, effective containment initiatives quickly brought those sporadic outbreaks under control. Our OMO model continued to enable us to switch between online and offline courses seamlessly when certain learning centers had to suspend offline operations, which again proved to be a highly effective way for us to stabilize the business in any affected areas. During the quarter, all learning centers were in full operation, except for most of our learning centers in Beijing, and we saw both yearly and sequential growth and improvement in key operation metrics including new student enrollments, students in class and retention rates. We continued to solidify our leading position in the after-school educational industry and demonstrated our strong ability to resume our growth trajectory in-line with strategic plans. Although we saw a decline in the total number of students in class for Rise regular courses in the first quarter, this was mainly due to the temporary closing of learning centers in Beijing. We believe this is temporary and expect more of our learning centers in Beijing to reopen by the end of the second quarter of this year. As life returns to normalcy with COVID-19 well under control in China, we expect our business to get back on track.”

“To proactively navigate the challenging environment of the domestic education market and drive sustainable long-term development for our business, we are now working to fully upgrade Rise into a multiform aptitude training provider. In addition to our core ELT courses and other existing courses, we have also launched two new brands to complete our aptitude training ecosystem – Hiyeah, a brand focusing on children’s social-emotional development and related family education support, and WhySTEAM, another brand focusing on STEAM-oriented aptitude development for children. We expect to launch certain Hiyeah and WhySTEAM offline learning centers in the second quarter of this year. Going forward, we will continue to enhance our diversified product offerings, catering to the needs of aptitude education, and further optimize our OMO strategy to deliver sustainable growth to benefit our shareholders.”

Mr. Warren Wang, Chief Financial Officer of RISE, added, “We saw significant improvement in both our top and bottom lines on a yearly basis during the first quarter of 2021. Total revenue reached RMB261.5 million, up 140.0% from the same period of 2020. As a result of our continuous cost control initiatives, net loss attributable to RISE narrowed 76.3% year-over-year to RMB24.6 million. During the quarter, all our learning centers were in full offline operation, except for most of our learning centers in Beijing. Only one of our self-owned learning centers in Beijing re-opened in March after the temporary closing of all our learning centers in Beijing since late January as a result of the resurgence of COVID-19. New student enrollments for Rise regular courses were 5,846, compared with 8,023 for the preceding quarter and 1,507 for the first quarter of 2020. The sequential decline was mainly due to the strong seasonality in the ELT market, where student enrollments are usually lower during the Chinese New Year season in the first quarter, as well as the recently introduced regulatory restrictions. As a result, new enrollments for Rise regular courses in Beijing saw a quarter-over-quarter decline. However, new enrollments for Rise regular courses in all cities other than Beijing increased quarter-over-quarter despite the seasonal factor. We saw similar trends in students in class for Rise regular courses, which also picked up on a sequential basis except in learning centers in Beijing. In addition, the retention rate in all cities other than Beijing significantly improved and returned to pre-COVID levels. These results demonstrated the strong growth momentum of Rise regular courses after operations returned to normal in these areas. As a result, we registered RMB77.2 million (US$11.8 million) of operational cash inflow in the first quarter of 2021, compared with RMB82.4 million and RMB108.5 million of cash outflows in the first quarter of 2020 and fourth quarter of 2020, respectively. As of March 31, 2021, our combined cash and cash equivalents and restricted cash improved to RMB692.9 million (US$105.8 million). Moving forward, we will continue to execute our proven OMO strategy to drive long-term growth by fully leveraging our strong offline presence and multi-channel marketing capabilities. We expect the number of students in class to be back on track by the end of the second quarter of this year.”

Financial Results for the first quarter of 2021

Revenues

Total revenues for the first quarter of 2021 increased by RMB152.6 million, or 140.0%, to RMB261.5 million (US$39.9 million) from RMB109.0 million for the same period of the prior year.

•

Revenues from educational programs for the first quarter of 2021 increased by 125.0% to RMB229.5 million (US$35.0 million). Revenues from educational programs are composed of three parts: revenues generated from regular courses such as Rise Start and Rise On courses, revenues generated from Rise online programs which include Rise Up, Can-Talk, other Rise online courses, STEAM, and revenues generated from courses offered by The Edge. The year-over-year increase in revenues from educational programs was primarily due to both online and offline resumption of the Company’s self-owned learning centers as a result of the alleviation of the COVID-19 pandemic and our quick OMO strategy deployment, although there are still ongoing uncertainties and challenges arising from COVID-19.

•

Franchise revenues for the first quarter of 2021 increased by 420.6% to RMB31.8 million (US$4.9 million), the year-over-year increase was primarily due to a growth in recurring franchise revenue as a result of the alleviation of the COVID-19 pandemic.

•	Other revenues for the first quarter of 2021 decreased by 69.2% year-over-year to RMB0.3 million (US$0.1 million).

Cost of Revenues

Cost of revenues for the first quarter of 2021 increased by RMB19.7 million, or 13.8%, to RMB162.2 million (US$24.8 million). The increase was primarily due to increasing rental expenses as a result of the termination of rental concessions during the COVID-19 pandemic, and the increase in teachers’ compensations as a result of the increased teaching hours and the resumption of employer’s contributions for social insurance and payroll taxes. Additionally, the increase was also primarily due to an increase in referral fees paid to franchisees for new franchise business. Non-GAAP cost of revenues1 for the first quarter of 2021 increased by 14.8% to RMB158.7 million (US$24.2 million).

Gross Profit/(Loss)

As a result of the foregoing, gross profit for the first quarter of 2021 was RMB99.3 million (US$15.2 million), compared with gross loss of RMB33.6 million for the first quarter of 2020.

Operating Expenses

Total operating expenses for the first quarter of 2021 increased by RMB36.3 million, or 37.1%, to RMB134.1 million (US$20.5 million). Non-GAAP operating expenses1 for the first quarter of 2021 were RMB132.9 million (US$20.3 million).

•

Selling and marketing expenses increased by 48.9% year-over-year to RMB64.3 million (US$9.8 million) for the first quarter of 2021, compared with RMB43.2 million for the first quarter of 2020. The increase was primarily associated with increased online and offline marketing channel expenses, coupled with incentive-based salary raises for the Company’s marketing staff. Non-GAAP selling and marketing expenses[1] for the first quarter of 2021 increased by 50.7% year-over-year to RMB63.6 million (US$9.7 million).

•

General and administrative expenses increased by 27.8% year-over-year to RMB69.8 million (US$10.6 million) for the first quarter of 2021, compared with RMB54.6 million for the first quarter of 2020. The increase was mainly attributable to increased personnel costs. Non-GAAP general and administrative expenses[1] for the first quarter of 2021 increased by 24.7% year-over-year to RMB69.3 million (US$10.6 million).

Operating Loss

Operating loss for the first quarter of 2021 was RMB34.8 million (US$5.3 million), compared with operating loss of RMB131.4 million for the same period of the prior year. Non-GAAP operating loss1 for the first quarter of 2021 was RMB30.0 million (US$4.6 million), as compared with non-GAAP operating loss of RMB127.1 million for the same period of the prior year.

Interest Expense

Interest expense for the first quarter of 2021 was RMB5.5 million (US$0.8 million), compared with RMB6.8 million for the same period of the prior year. The decrease was primarily due to the decreased interest rate on the Company’s outstanding loans.

Other Income

Other income for the first quarter of 2021 was RMB10.6 million (US$1.6 million), compared with RMB3.0 million for the same period of the prior year.

Income Tax Benefit

Income tax benefit for the first quarter of 2021 was RMB1.2 million (US$0.2 million), compared with income tax benefit of RMB19.7 million for the same period of the prior year.

Net Loss Attributable to RISE

Net loss attributable to RISE for the first quarter of 2021 was RMB24.6 million (US$3.8 million).

Non-GAAP net loss attributable to RISE for the first quarter of 2021 was RMB19.9 million (US$3.0 million).

EBITDA represents net income/(loss) before interests, taxes, depreciation, and amortization. EBITDA loss for the first quarter of 2021 was RMB5.8 million (US$0.9 million) and adjusted EBITDA loss was RMB5.1 million (US$0.8 million).

Basic and Diluted Earnings per ADS

Basic and diluted net loss attributable to RISE per ADS was RMB0.44 (US$0.07) for the first quarter of 2021.

Basic and diluted non-GAAP net loss attributable to RISE per ADS was RMB0.35 (US$0.05) for the first quarter of 2021.

Cash Flow

Net cash inflow from operating activities for the first quarter of 2021 was RMB77.2 million (US$11.8 million), compared with net cash outflow from operating activities of RMB82.4 million for the same period of the prior year. The increase was mainly due to the increased tuition fees collected for Rise regular courses as a result of the alleviation of the COVID-19 pandemic.

Balance Sheet

As of March 31, 2021, the Company had combined cash and cash equivalents and restricted cash of RMB692.9 million (US$105.8 million), as compared with RMB639.2 million as of December 31, 2020.

Current and non-current deferred revenue and customer advances were RMB696.4 million (US$106.3 million) as of March 31, 2021, representing an increase of 15.7% from RMB601.9 million as of December 31, 2020. The growth was primarily due to the increased tuition fee collection as a result of the alleviation of the COVID-19 pandemic. Deferred revenue and customer advances mainly consisted of upfront tuition payments from students and initial franchise fees from the Company’s franchisees.

Business Outlook

We believe that we are well-positioned to navigate the rapidly evolving market environment with our strategy to transform Rise into a multiform aptitude training provider and capture potential opportunities. Our learning centers in all cities other than Beijing have been in full offline operation mode so far in the second quarter of 2021 and seen strong growth momentum. Due to local containment policies and restrictions in Beijing, only one center reopened in March while the other learning centers remained closed for the quarter. We expect more of our learning centers in Beijing to resume offline operations by the end of the second quarter, at a pace regulated by the government. Our flexibility to switch seamlessly between the online and offline models and our ability to manage both operations concurrently have helped us to mitigate risks and navigate these challenging times. For our new business expansion, we expect to open Hiyeah’s first offline learning center in June 2021. Back in March, we launched three WhySTEAM learning centers in Beijing and are in preparations to open three self-owned learning centers in Shanghai and one franchised learning center in Zhengzhou by the end of the second quarter of this year. In addition, we have signed a memorandum of understanding to acquire certain franchised learning centers in Chengdu, which have a proven track record of solid performance. Taking all these into account, we reaffirm our revenue guidance for the full year of 2021 to be in the range of RMB1,420 million to RMB1,730 million.

Conference Call Information

RISE will hold a conference call on May 20, 2021 at 9:00 pm Eastern Time (or May 21, 2021 at 9:00 am Beijing Time) to discuss the financial results. Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants must preregister online prior to the call to receive the dial-in details.

Conference call preregistration link is http://apac.directeventreg.com/registration/event/2167868. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay will be accessible through May 27, 2021 by dialing the following numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Mainland China:	400-6322-162
Hong Kong:	+852-3051-2780
Conference ID:	# 2167868

A live and archived webcast of the conference call, together with a copy of the presentation slides used for the conference call, will also be available at the Company’s investor relations website at http://ir.risecenter.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.5518 to US$1.00, the noon buying rate in effect on March 31, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Non-GAAP Financial Measures

To supplement RISE’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this earnings release titled “Reconciliation of GAAP and Non-GAAP Results,” which provides more details on the non-GAAP financial measures.

Non-GAAP cost of revenues, non-GAAP operating expenses, including non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses, provides the Company with an understanding of the results from the primary operations of the Company’s business by excluding the effects of certain transaction-related expenses that do not reflect the ordinary operating expenses of the Company’s operations and share-based compensation.

EBITDA, adjusted EBITDA, adjusted EBITDA margin and non-GAAP net loss provide the Company with an understanding of the results from the primary operations of the Company’s business by excluding the effects of certain transaction-related expenses that do not reflect the ordinary EBITDA and net income/(loss) of the Company’s operations.

The Company uses non-GAAP operating expenses, including non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses, non-GAAP operating income/(loss), non-GAAP operating margin, EBITDA, adjusted EBITDA, adjusted EBITDA margin, non-GAAP net loss attributable to RISE, and non-GAAP basic and diluted net loss per ADS attributable to RISE to evaluate the Company’s period-over-period operating performance because the Company’s management believes these provide a more comparable measure of the Company’s continuing business as it adjusts for transaction-related expenses that are not reflective of the normal earnings of the Company’s business. These measures may be useful to an investor in evaluating the underlying operating performance of the Company’s business, and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future.

Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of the Company’s non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

Non-GAAP cost of revenues excludes relevant share-based compensation expenses and amortization of certain intangible assets (“IA”), including teaching course license, acquired as part of the 2013 acquisition from cost of revenues. Each of non-GAAP operating expenses, non-GAAP selling and marketing expenses or non-GAAP general and administrative expenses excludes relevant share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. Non-GAAP operating loss and Non-GAAP net loss attributable to RISE adds back share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition.

EBITDA represents net income before interests, taxes, depreciation and amortization. Adjusted EBITDA excludes share-based compensation expenses from EBITDA.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

About RISE Education

RISE Education Cayman Ltd is a leading junior English Language Training (“ELT”) provider based in Beijing. Founded in 2007, the Company pioneered the application of the “subject-based learning” philosophy in China, which uses language arts, math, natural science, and social science to teach English in an immersive environment that helps students learn to speak and think like a native speaker. Through three flagship courses, Rise Start, Rise On, and Rise Up, and other complementary products, the Company provides ELT to students aged three to six, seven to twelve and thirteen to eighteen, respectively. The Company’s highly scalable business model includes both self-owned and franchised learning centers. For more information, please visit http://en.risecenter.com/.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to maintain or enhance its brand, its ability to compete effectively against its competitors, its ability to execute its growth strategy, its ability to introduce new products or enhance existing products, its ability to obtain required licenses, permits, filings or registrations, its ability to grow or operate or effectively monitor its franchise business, quarterly variations in its operating results caused by factors beyond its control, macroeconomic conditions in China and government policies and regulations relating to its corporate structure, business and industry and their potential impact on its future business development, financial condition and results of operations. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by RISE is included in RISE’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F for the year ended December 31, 2020.

Investor Relations Contact

Aaron Li

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	As of
	December 31	March 31	March 31
	2020	2021	2021
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	554,620	675,226	103,060
Restricted cash	84,564	17,667	2,697
Accounts receivable, net	2,281	5,955	909
Amounts due from related parties	733	222	34
Inventories	7,814	10,243	1,563
Prepaid expenses and other current assets	94,556	97,365	14,860

Total current assets	744,568	806,678	123,123
Property and equipment, net	107,537	103,469	15,792
Intangible assets, net	185,647	181,887	27,761
Long-term investment	—	—	—
Goodwill	659,255	660,290	100,780
Deferred tax assets	34,241	39,289	5,997
Other non-current assets	55,853	58,249	8,891
Operating lease right-of-use assets	639,304	621,521	94,863

Total assets	2,426,405	2,471,383	377,207

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term loan	226,744	21,293	3,250
Accounts payable	11,028	13,369	2,041
Accrued expenses and other current liabilities	164,193	164,860	25,162
Deferred revenue and customer advances	563,736	659,474	100,655
Income taxes payable	5,556	7,286	1,112
Current portion of operating lease liabilities	197,098	198,623	30,316

Total current liabilities	1,168,355	1,064,905	162,536

Long-term loan	191,397	389,277	59,415
Deferred revenue and customer advances	38,204	36,920	5,635
Deferred tax liabilities	24,011	22,165	3,383
Other non-current liabilities	50,447	51,472	7,856
Operating lease liabilities	452,485	430,049	65,639

Total liabilities	1,924,899	1,994,788	304,464

Shareholders’ equity:
Ordinary shares	6,959	6,961	1,062
Additional paid-in capital	603,173	604,174	92,215
Statutory reserves	105,357	105,357	16,081
Accumulated deficit	(260,019)	(284,627)	(43,443)
Accumulated other comprehensive income	39,642	39,268	5,994

Total Rise Education Cayman Ltd shareholders’ equity	495,112	471,133	71,909

Non-controlling interests	6,394	5,462	834

Total equity	501,506	476,595	72,743

Total liabilities, non-controlling interests and shareholders’ equity	2,426,405	2,471,383	377,207

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share and ADS data and per share and per ADS data)

	Three Months Ended March 31,
	2020	2021	2021
	RMB	RMB	USD
Revenues	108,989	261,541	39,919
Educational programs	101,989	229,461	35,022
Franchise revenues	6,109	31,806	4,855
Others	891	274	42
Cost of revenues	(142,568)	(162,238)	(24,762)

Gross (loss)/profit	(33,579)	99,303	15,157
Selling and marketing expenses	(43,220)	(64,336)	(9,820)
General and administrative expenses	(54,598)	(69,753)	(10,646)

Operating loss	(131,397)	(34,786)	(5,309)
Interest income	3,852	2,780	424
Interest expense	(6,791)	(5,493)	(838)
Foreign currency exchange (loss)/gain	(79)	123	19
Other income, net	2,987	10,611	1,619

Loss before income tax expense	(131,428)	(26,765)	(4,085)
Income tax benefit	19,728	1,225	187

Net loss	(111,700)	(25,540)	(3,898)

Add: net loss attributable to non-controlling interests	7,863	932	142

Net loss attributable to RISE Education Cayman Ltd	(103,837)	(24,608)	(3,756)

Net loss per ordinary share:
Basic	(0.92)	(0.22)	(0.03)
Diluted	(0.92)	(0.22)	(0.03)

Net loss per ADS (Note 1):
Basic	(1.84)	(0.44)	(0.07)
Diluted	(1.84)	(0.44)	(0.07)

Shares used in net loss per ordinary share computation:
Basic	112,756,311	112,953,440	112,953,440
Diluted	112,756,311	112,953,440	112,953,440
ADSs used in net loss per ADS computation: (Note 1)
Basic	56,378,155	56,476,720	56,476,720
Diluted	56,378,155	56,476,720	56,476,720

Note 1: Each ADS represents two ordinary shares.

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share and ADS data and per share and per ADS data)

	Three Months Ended March 31,
	2020	2021	2021
	RMB	RMB	USD
Net loss	(111,700)	(25,540)	(3,898)
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustments	251	(374)	(57)

Other comprehensive income/(loss)	251	(374)	(57)

Comprehensive loss	(111,449)	(25,914)	(3,955)

Add: comprehensive loss attributable to non-controlling interests	7,863	932	142

Comprehensive loss attributable to RISE Education Cayman Ltd	(103,586)	(24,982)	(3,813)

RISE EDUCATION CAYMAN LTD

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except ADS data and per ADS data)

	Three Months Ended March 31,
	2020	2021	2021
	RMB	RMB	USD
Net loss	(111,700)	(25,540)	(3,898)
Share-based compensation (“SBC”)	(41)	669	102
IA amortization arising from 2013 acquisition	4,388	4,075	622

Non-GAAP net loss	(107,353)	(20,796)	(3,174)

Add: net loss attributable to non-controlling interests	7,863	932	142

Non-GAAP net loss attributable to RISE Education Cayman Ltd	(99,490)	(19,864)	(3,032)

Net loss	(111,700)	(25,540)	(3,898)
Add: Depreciation	12,646	10,797	1,648
Add: Amortization	7,878	7,481	1,142
Add: Interest expense	6,791	5,493	838
Add: Income tax benefit	(19,728)	(1,225)	(187)
Less: Interest income	3,852	2,780	424

EBITDA	(107,965)	(5,774)	(881)

SBC	(41)	669	102

Adjusted EBITDA	(108,006)	(5,105)	(779)

Cost of revenues	142,568	162,238	24,762
Personnel costs	65,859	72,007	10,990
Rental costs	50,873	60,384	9,216
Others	25,836	29,847	4,556
Less: SBC	699	192	29
Less: IA amortization arising from 2013 acquisition	3,577	3,322	507

Non-GAAP cost of revenues	138,292	158,724	24,226

Non-GAAP gross profit/(loss)	(29,303)	102,817	15,693
Selling and marketing expenses	43,220	64,336	9,820
Less: SBC	195	(25)	(4)
Less: IA amortization arising from 2013 acquisition	811	753	115

Non-GAAP selling and marketing expenses	42,214	63,608	9,709

General and administrative expenses	54,598	69,753	10,646
Less: SBC	(935)	502	77

Non-GAAP general and administrative expenses	55,533	69,251	10,569

Operating expense	97,818	134,089	20,466
Less: SBC	(740)	477	73
Less: IA amortization arising from 2013 acquisition	811	753	115

Non-GAAP operating expense	97,747	132,859	20,278

Operating loss	(131,397)	(34,786)	(5,309)
SBC	(41)	669	102
IA amortization arising from 2013 acquisition	4,388	4,075	622

Non-GAAP operating loss	(127,050)	(30,042)	(4,585)

Non-GAAP net loss per ADS attributable to RISE-basic (Note 1)	(1.76)	(0.35)	(0.05)
Non-GAAP net loss per ADS attributable to RISE-diluted (Note 1)	(1.76)	(0.35)	(0.05)
ADSs used in calculating net loss per ADS-basic (Note 1)	56,378,155	56,476,720	56,476,720
ADSs used in calculating net loss per ADS-diluted (Note 1)	56,378,155	56,476,720	56,476,720

Note 1: Each ADS represents two ordinary shares.